

Protect MMLP Value

The Case for Voting AGAINST the MMLP-MRMC Merger

December 2024

Legal Disclaimer

The materials contained herein (the "Materials") represent the opinions of Nut Tree Capital Management L.P. and Caspian Capital L.P. and the other participants named in their proxy solicitation (collectively, the "Investors," or "we") and are based on publicly available information with respect to Martin Midstream Partners L.P. (the "Company"). The Investors recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Investors' conclusions. The Investors reserve the right to change any of their opinions expressed herein at any time as they deem appropriate and disclaim any obligation to notify the market or any other party of any such changes. The Investors disclaim any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Investors herein are based on assumptions that the Investors believe to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain of the Investors currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Investors from time to time to sell all or a portion of their holdings in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or otherwise trade in options, puts, calls or other derivative instruments relating to securities of the Company. To the extent that the Investors disclose information about their positions or interests in the Materials, it is subject to change and the Investors expressly disclaim any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Investors. Although the Investors believe that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Investors will not undertake and specifically decline any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Investors have not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Table of Contents

Section I:
Executive Summary

Executive Summary

MMLP-MRMC Merger materially undervalues MMLP and is not driven by any financial or business need. Unitholders are likely to see significantly more value if MMLP remains public

A. **Proposed Merger at $4.02 per Common Unit Materially Undervalues MMLP**

  - Purchase price undervalues the Company based on industry-standard valuation methodologies, including ones that MMLP and its advisors have used

  - Financial analysis supporting the recommendation was seriously flawed and biased toward justifying a transaction with MRMC from the start

B. **There was no "Process" to Maximize Value for MMLP Unitholders; Directors Involved with Negotiating Merger are Highly Conflicted**

  - Merger presents major conflicts of interest for MMLP, MRMC, and its ultimate controlling person, Ruben Martin, III

  - Conflicts Committee, which evaluated whether the Merger was in the best interest of the unaffiliated MMLP unitholders and ultimately recommended the Merger is anything but truly independent from MRMC and Ruben Martin, III

  - Conflicts Committee did not run a full strategic review process or even look for potential alternative transactions to maximize value

C. **There is no Financial Need for the Merger and Remaining a Publicly Traded MLP is a Path to superior value creation for MMLP unitholders**

  - Company's significant projected Distributable Cash Flow will drive more value for unitholders than if the Common Units were purchased at the insufficient purchase price proposed by MRMC

> **Extremely inadequate price would unfairly transfer significant value that rightfully belongs to MMLP unitholders to the Company's insiders**

Nut Tree / Caspian's Long-Tenured History with the Company

- Nut Tree and Caspian have combined economic exposure in the Company of approximately 13.6% of the outstanding Common Units and are seeking to maximize the value of the Common Units for the benefit of all independent MMLP unitholders

- Nut Tree and Caspian have been investors in MMLP's capital structure for nearly four years and eight years, respectively, having economic exposure to both debt and equity

Nut Tree and Caspian are experienced MLP investors and believe in the long-term prospects of MMLP

MMLP-MRMC Proposed Transaction Summary

MRMC Merger Sub LLC, a direct wholly owned subsidiary of MRMC, has proposed acquiring all of the publicly-owned Common Units of MMLP, other than Common Units held by MRMC and its affiliates for $4.02 per Common Unit in cash

- The proposed Merger is a "going-private" transaction under the rules of the SEC
- MRMC as the indirect sole owner of the General Partner of MMLP has a controlling interest in the General Partner, which manages the operations and activities of MMLP
- The proposed Merger requires approval from holders of a Simple Majority of the outstanding Common Units despite that approximately 26% of the Common Units are owned or controlled by MRMC and its affiliates



Martin Resource Management Corporation
100%
Key Operating Subsidiaries
100%
MMGP Holdings LLC
100%
Martin Midstream GP LLC
100%
6.1mm L.P. Units
15.7% L.P. Unit ownership
32.9mm L.P. Units
84.3% L.P. Units Ownership
Martin Midstream Partners L.P.
Public Unitholders

MRMC and Ruben Martin, III Control MMLP.
Related Party Transactions Such as this Merger Require the Utmost Scrutiny

Transaction Background

- On May 24, 2024, MRMC submitted a proposal to acquire the remaining outstanding Common Units of MMLP it does not already own for $3.05 per share, a mere 1.7% premium to the unit price prior to deal announcement

- On June 21, 2024, Conflicts Committee received a non-binding proposal from Nut Tree and Caspian to acquire all outstanding Common Units of MMLP for a fully-financed, cash purchase price of $4.00 per Common Unit

- Nut Tree and Caspian sent three letters (July 11th, July 19th, and July 29th) to Conflicts Committee seeking to engage on our offer, expressing concern over MRMC's undervalued proposal, and demanding any transaction be subject to a "Majority of the Minority Provision"

- Conflicts Committee refused to meet directly with Nut Tree and Caspian

- Nut Tree and Caspian then raised its fully-financed bid to $4.50 per Common Unit, a significant, 48% premium over MRMC's $3.05 per Common Unit offer made on May 24, 2024

- Despite this, on October 3, 2024, the Conflicts Committee agreed to approve a purchase price of $4.02 per Common Unit by MRMC and MMLP publicly announced the Merger Agreement

MMLP's Conflicts Committee Never Considered Alternative Proposals Outside of MRMC's Offer

Conflicts Committee Curiously Withdrew Demand for a Majority of Minority Condition for a Lesser Price

- On May 24, 2024, MRMC submitted a non-binding offer of $3.05 per Common Unit

- On July 2, 2024, Conflicts Committee countered with $4.75 per Common Unit, conditioned on a "Majority of the Minority Provision"

- MRMC and the Conflicts Committee exchanged counter-proposals for the following month

- On July 23, 2024, MRMC made its last proposal ahead of an agreement of $3.70 per Common Unit conditioned on a "Simple Majority Provision"

- On August 2, 2024 Conflicts Committee made its last counter-proposal ahead of the agreement of $4.35 per Common Unit conditioned on a on a "Majority of the Minority Provision"

- On August 6, 2024 Ruben Martin, III (President and CEO of MRMC) met <u>one-on-one</u> with Byron Kelley (Chairman of the Conflicts Committee)

- Following that <u>one-on-one</u> meeting, the Conflicts Committee dropped the Majority of the Minority Provision <u>and</u> agreed to a lower deal price of $4.02 per Common Unit

Following the August 6 meeting, the Conflicts Committee caved on the Majority of the Minority Provision <u>and</u> agreed to a lower deal price – Does that look like arms'-length negotiation?

Source: Wells Fargo Project Augusta. Presentation to the Board of Directors of Martin Resources Management Corporation. Negotiation Timeline. October 3, 2024, pgs. 9-10

MRMC Proposed Deal Immediately After MMLP Finally Met Leverage Covenant in their Bond Indenture

- In early 2024, MMLP reported that it had finally met the 3.75x leverage covenant in its bond indenture, an important requirement for being able to increase distributions to common unitholders

- The market reacted positively to the news and shares rallied on potential for increased distributions.



Source: **Bloomberg**

MRMC and MMLP Relationship Creates Inherent Conflicts of Interest

- MMLP was formed in 2002 by MRMC, which indirectly holds 100% of the membership interests in the General Partner of MMLP
- MRMC directs the operations and activities of MMLP through its control of the General Partner
- MRMC's employees are responsible for conducting MMLP's business and operating its assets
- MRMC indirectly has the right to appoint and remove all of the members of the Board of Directors of the General Partner
- MRMC has significant commercial agreements with MMLP
- In 2023, MRMC incurred direct expenses or payments and general and administrative and corporate overhead of roughly $180 million on behalf of or in connection with the operation of MMLP, which MMLP reimbursed
- MRMC is controlled by Ruben Martin, III, who serves as President, Chief Executive Officer, and Chairman of the Board of Directors of MRMC, and also serves as Chairman of the General Partner of the Company
- MRMC and certain of its affiliates already own approximately 26% of the Company's common units



Martin Resource Management Corporation
100%
Key Operating Subsidiaries
100%
MMGP Holdings LLC
100%
Martin Midstream GP LLC
100%
6.1mm L.P. Units
15.7% L.P. Unit ownership
32.9mm L.P. Units
84.3% L.P. Units Ownership
Martin Midstream Partners L.P.
Public Unitholders

With Ruben Martin, III and MRMC essentially on both sides of the transaction, these massive conflicts of interest in the Merger and its negotiation "process" demand the highest degree of scrutiny and skepticism from MMLP unitholders

VOTE AGAINST ON THE GOLD PROXY TODAY!
11

MMLP Operates in Highly Attractive Segments with High Barriers to Entry

- MMLP is a midstream Master Limited Partnership focused on serving refined products markets along the Gulf Coast with a particular focus on hard to handle materials

- MMLP provides specialty services to major and independent oil and gas companies including refineries, chemical companies and similar businesses with significant business concentrated around the U.S. Gulf Coast refinery and chemical complex

- MMLP's business is highly contracted: 73% of cash flows generated from fee-based contracts; significant portions consist of reservation charges or minimum fee arrangements

- MMLP conducts business primarily through four segments

  1. **Terminalling & Storage (Company estimates 28% of 2024 EBITDA)**

     Provides storage, refining, and handling services of petroleum products and byproducts and petrochemicals. 20 terminal facilities

  2. **Transportation (Company estimates 34% of 2024 EBITDA)**

     Tank truck transportation services for the petroleum, petrochemical and chemical industries. Also Utilizes inland and offshore tows to provide marine transportation of petroleum products and by-products

  3. **Sulfur (Company estimates 21% of 2024 EBITDA)**

     Manufactures and markets sulfur-based fertilizers and related sulfur products (sulfuric acid) to wholesale fertilizer distributors and industrial users

  4. **Specialty Products (Company estimates 17% of 2024 EBITDA)**

     Blends and packages agricultural, automotive and industrial private label lubricants. Processes and packages automotive, commercial and industrial greases. Natural gas liquids, marketing, distribution and transportation services

> **MMLP's business is highly resilient with significant recurring revenue and operates in four highly attractive segments**

Source: Martin Midstream Investor Presentation, data as of May 17, 2024. MMLP's Annual Report on Form 10-K for the Year ended December 31, 2023..

MMLP's Operations are Strategically Located

Diversified Specialty Services Midstream Business Strategically Located Along the Gulf Coast with Operations in Four Key Business Segments

Key Stats

Terminalling & Storage



20 terminal facilities with aggregate storage capacity of 2.6mm barrels, 2.3mm barrels of underground natural gas liquids ("NGLs") storage and one naphthenic lube refinery

Transportation



Land transportation includes ~600 tank trucks and ~1,425 trailers



Marine transportation vessels, owned and leased, include 27 inland marine barges, 15 inland push boats, one offshore ATB unit

Sulfur



Six fertilizer plants, one prilling terminal, two inland marine barges, one inland push boat, one offshore ATB unit

Specialty Products



One private label lubricants blending and packaging facility, three grease processing and packaging facilities; marketing, distribution and transportation services for NGLs

- MMLP provides specialty services to major and independent oil and gas companies including refineries, chemical companies and similar businesses with significant business concentrated around the U.S. Gulf Coast refinery and chemical complex



Source: Martin Midstream Investor Presentation, data as of May 17, 2024.

Section II:
The Proposed Merger Materially Undervalues MMLP

Proposed Merger Materially Undervalues MMLP

Purchase price of $4.02 per Common Unit undervalues the Company based on industry-standard valuation methodologies:

- Multiple of 2024 expected EBITDA analysis indicates MMLP could be worth over $15.40 per Common Unit, more than 280% over the purchase price proposed by MRMC

- Unit Distribution yield analysis based on the company's Distributable Cash Flow indicates MMLP could be worth $6.90 to $11.55 per Common Unit, 72%-187% over the purchase price proposed by MRMC

- MMLP has other assets not currently contributing to earnings, not included in the values above

MMLP is Worth Significantly More Than $4.02 per Common Unit Purchase Price

MMLP's Own Public Investor Materials Argue The Stock is Unreasonably Cheap

- The below slide from MMLP's own investor presentation, published <u>seven days </u>before MRMC announced its bid for the Company, points to significant valuation upside.

- Following MRMC's bid, the presentation containing the below slide was removed from the Company's website and then added back after the missing presentation was called out.



At the Time of MRMC's Initial Bid, Average Multiple of Peers Implies an MMLP Valuation of <u>$14 per Common Unit</u>

Source: Martin Midstream Investor Presentation, data as of May 17, 2024.

Proposed Merger Materially Undervalues MMLP

Multiple of Expected 2024 EBITDA:

- MRMC's purchase price of $4.02 per Common Unit implies a valuation of the Company of 5.2x MMLP management's expected 2024 EBITDA, significantly below the 9.4x average and 9.7x median multiple of the constituents of the Alerian MLP Index, the leading index of energy MLPs

- The Company's own list of comparables included in its May 2024 investor presentation (SUN, SPH, GEL and NGL), all of whom are included in the Alerian MLP Index, trade at a mean of 9.1x and median of 9.9x

- A multiple above 9.0x 2024 EBITDA would imply that MMLP is worth over $15.40 per Common Unit, more than 280% over the purchase price in the Merger

- Houlihan Lokey, advisor to the Conflicts Committee, selected a grossly inappropriate set of comparables in industries completely unrelated to MMLP with conveniently low EBITDA multiple valuations for use in its Selected Companies EBITDA Multiple analysis

Source: Bloomberg and Company SEC Filings, data as of October 31, 2024. Houlihan Lokey Project Augusta, Discussion Materials for the Conflicts Committee, October 3, 2024.

Proposed Merger Materially Undervalues MMLP

Multiple of Expected 2024 EBITDA (Continued):

- The Alerian MLP Index is the leading index of energy MLP's and is the appropriate comparable company set for MMLP

- Like MMLP, its constituents earn the majority of their cash flow from midstream activities involving energy commodities

- MLPs, like MMLP, generally trade at higher multiples than C-corps due to their pass-through structure

- Constituents of the Alerian MLP Index trade at an EBITDA multiple range of 6.2x-11.7x, with a mean of 9.4x and median of 9.7x

2024 Expected EBITDA Multiple Company	Alerian MLP Index*	Company's Prior comparables
ENERGY TRANSFER LP	8.3x	
MPLX LP	9.9x	
WESTERN MIDSTREAM PARTNERS L	8.9x	
ENTERPRISE PRODUCTS PARTNERS	9.6x	
PLAINS ALL AMER PIPELINE LP	7.8x	
SUNOCO LP	**10.3x**	**10.3x**
ENLINK MIDSTREAM LLC	9.8x	
HESS MIDSTREAM LP - CLASS A	10.3x	
CHENIERE ENERGY PARTNERS LP	10.7x	
USA COMPRESSION PARTNERS LP	9.3x	
GENESIS ENERGY L.P.	**10.0x**	**10.0x**
GLOBAL PARTNERS LP	8.7x	
SUBURBAN PROPANE PARTNERS LP	**9.8x**	**9.8x**
NGL ENERGY PARTNERS LP	**6.2x**	**6.2x**
DELEK LOGISTICS PARTNERS LP	8.6x	
CROSSAMERICA PARTNERS LP	11.7x	
Mean	**9.4x**	**9.1x**
Median	**9.7x**	**9.9x**

*Excludes Alerian MLP index constituent Star Group LP due to lack of forward estimates and MMLP

Source: Bloomberg Consensus forward EBITDA estimates, business close prices as of October 31, 2024

Proposed Merger Materially Undervalues MMLP

Multiple of Expected 2024 EBITDA (Continued):

- Constituents of the Alerian MLP Index trade at an EBITDA multiple range of 6.2x-11.7x, with a mean of 9.4x and median of 9.7x

- Using the low and high multiples for the Alerian MLP Index constituents and applying these to MMLP's Expected 2024 EBITDA results in a value range of $7.00 to $23.55 per Common Unit, or 74%-486% higher than MRMC's offer price of $4.02 per Common Unit

2024 Expected EBITDA	117	117	117	117	117	117	117
Multiple	6.0x	7.0x	8.0x	9.0x	10.0x	11.0x	12.0x
Enterprise Value	704	822	939	1,057	1,174	1,291	1,409
2024E Pro Forma Debt	(455)	(455)	(455)	(455)	(455)	(455)	(455)
Implied Market Value	249	367	484	602	719	836	954
Units	39.0	39.0	39.0	39.0	39.0	39.0	39.0
Unit Value	**6.39**	**9.40**	**12.42**	**15.43**	**18.44**	**21.45**	**24.46**

Source: Bloomberg and Company SEC Filings, data as of October 31, 2024. Houlihan Lokey Project Augusta, Discussion Materials for the Conflicts Committee, October 3, 2024.

Proposed Merger Materially Undervalues MMLP

Unit Distribution Yield / Distributable Cash Flow:

- We believe Unit Distribution Yield and Distributable Cash Flow are important valuation analyses for MLPs

- The Company agrees:

  - "Distributable Cash Flow is also a quantitative standard used throughout the investment community with respect to publicly-traded partnerships because the value of a unit of such an entity is generally determined by the unit's yield, which in turn is based on the amount of cash distributions the entity pays to a unitholder."[1]

- Projections prepared by MMLP management show significant and growing Distributable Cash Flow, an indicator of the level of distributions that could be paid to the holders of Common Units in the future

Distributable Cash Flow Projections	2024E	2025E	2026E	2027E	2028E
Adjusted EBITDA	117.4	119.3	119.1	117.7	119.5
Other Adjustments	(2.0)				
Cash Interest	(52.4)	(50.5)	(48.6)	(34.7)	(28.9)
Non-Cash Unit-Based Compensation	0.2	0.2	0.2	0.2	0.2
Cash Taxes	(4.5)	(5.2)	(5.3)	(5.1)	(5.1)
Maintenance Capex	(35.2)	(29.6)	(30.8)	(24.9)	(23.5)
Distributable Cash Flow	**23.4**	**34.1**	**34.6**	**53.2**	**62.3**
Units	39.0	39.0	39.0	39.0	39.0
Distributable Cash Flow per Common Unit	**0.60**	**0.87**	**0.89**	**1.36**	**1.60**

[1] See MMLP's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2024.
Source: Houlihan Lokey Selected Historical and Projected Financial Information. Project Augusta, Discussion Materials for the Conflicts Committee, pg. 13, October 3, 2024.

Proposed Merger Materially Undervalues MMLP

Unit Distribution Yield / Distributable Cash Flow:

- Due to the pass-through structure of MLPs, investors generally place importance on an MLP's ability to pay current and future distributions

- Nut Tree and Caspian believe MMLP's EBITDA multiple has declined in recent years as a result of lower Unit Distribution Yields



Source: Bloomberg and Company SEC Filings.

Nut Tree and Caspian believe that distributions are likely to increase in the near-term, resulting in significant value for MMLP's common unitholders

Proposed Merger Materially Undervalues MMLP

Unit Distribution Yield / Distributable Cash Flow (Continued):

- MMLP currently pays a de minimis distribution ($0.02 per Common Unit per year) and is restricted from growing its distribution under the terms of its bond indenture, we believe this is likely to increase in the near-term

  - Leverage is projected to drop below the company's 3.75x target in 2025 and beyond, which, importantly, will allow the Company to increase its distribution

  - From MMLP's CFO: "…per the covenants of our credit facility and our notes, until we reach 3.75x leverage, we don't have the ability to increase our distributions…So, we will continue to use that free cash flow to get that leverage number down below 3.75x…"

- From 2011 until the temporary business volatility caused by COVID-19 in 2020, MMLP never had a payout ratio below 80%

- Based on a payout ratio range of 60-100%, the Company could pay an annualized distribution of at least $0.52 to $0.87 per Common Unit in 2025

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Distributions	3.05	3.06	3.11	3.18	3.25	2.94	2.00	2.00	1.25	0.14	0.02	0.02	0.02
Distributable Cash Flow (from continuing operatio	52.7	80.3	84.5	94.4	133.9	113.7	91.1	36.1	41.8	39.7	44.6	45.1	32.8
Diluted shares	19.5	23.4	26.6	30.8	35.4	35.4	38.2	38.9	38.7	38.7	38.7	38.7	38.8
Distributable Cash Flow per share	2.69	3.44	3.18	3.07	3.78	3.21	2.39	0.93	1.08	1.03	1.15	1.16	0.85
Payout Ratio	113%	89%	98%	104%	86%	91%	84%	215%	116%	13%	2%	2%	2%

Distributions were capped post restructuring during the Covid-19 Pandemic until leverage returned to more normalized levels

Source: Bloomberg and Company SEC Filings;
Source: Sharon Taylor – Executive VP & CFO of MMLP on the July 20, 2023 Earnings Call.

Proposed Merger Materially Undervalues MMLP

Unit Distribution Yield / Distributable Cash Flow (Continued):

- We believe a range of 60% to 100% payout ratio is possible for MMLP implying a range of $0.52 to $0.87 per Common Unit in 2025 and more in subsequent years

- At a Unit Distribution Yield in-line with the average of the Alerian MLP Index constituents' indicative distribution yield of 7.5%, the MMLP Common Units would be valued at $6.90 to $11.55 per Common Unit, or 72%-187% over the purchase price proposed by MRMC



Alerian MLP Index Distribution Yield

High: 11.4%
Mean: 7.5%
Median: 7.4%
Low: 3.6%

MMLP Implied Value per Common Unit
Distribution Yield

Payout Ratio	Distrib. Yield	3.5%	4.5%	5.5%	6.5%	7.5%	8.5%	9.5%	10.5%	11.5%
60%	0.52	14.91	11.60	9.49	8.03	6.96	6.14	5.49	4.97	4.54
70%	0.61	17.40	13.53	11.07	9.37	8.12	7.16	6.41	5.80	5.30
80%	0.70	19.89	15.47	12.65	10.71	9.28	8.19	7.33	6.63	6.05
90%	0.78	22.37	17.40	14.24	12.05	10.44	9.21	8.24	7.46	6.81
100%	0.87	24.86	19.33	15.82	13.38	11.60	10.24	9.16	8.29	7.57

Proposed Merger Materially Undervalues MMLP

Other Assets:

- MMLP also has certain other assets not currently contributing to earnings that may have significant value that do not appear to have been reflected in Houlihan Lokey's analysis

- Management has discussed with investors the potential "hidden value" of 98 acres of owned and undeveloped land in and around Beaumont, TX.

  - In those discussions, management has stated that this land could support another specialty industrial site, as it is in close proximity to three different rail facilities and also provides access to at least one deepwater dock large enough to accommodate a natural gas carrier

Proposed Merger Materially Undervalues MMLP

The Company has a near-dated opportunity to materially reduce interest expense, boosting Distributable Cash Flow, while also eliminating current restrictions on distributions

- Since 2020, the Company has incurred debt with interest rates over 10.5%

- The Company has $400 million of 11.5% Second Lien bonds due 2028 which currently trade at a price of 109.5 or a 6.9% yield to worst

- A refinancing of these bonds including their August 2025 call premium of 11.5% at an interest rate of 10.3% would be interest expense neutral, and we believe they could achieve a rate of 8.5-9.0%, contributing significantly to annual Distributable Cash Flow growth

Source: Bloomberg, price as of October 31, 2024.

Section III:
Merger Review was Deeply Flawed and Rife with Conflicts

Financial Advisor Houlihan Lokey Provided a Deeply Flawed Analysis

Houlihan Lokey selected a grossly inappropriate set of comparables with conveniently low EBITDA multiple valuations for use in its Selected Companies EBITDA Multiple analysis:

- Houlihan chose an odd list of comparable companies that excluded companies that the MMLP itself views as its peers and have an average multiple of 9.9x

- Only four out of the 13 comparable companies Houlihan Lokey used are members of the Alerian MLP index

  - The median multiple of the Houlihan Lokey selected comparables that <u>are</u> in the Alerian MLP Index is 9.1x vs the median of Houlihan Lokey's comps of 4.8x

- Since Houlihan conducted its analysis, Adams Resources & Energy, Inc, which had the lowest multiple of any selected comparable agreed to be acquired for $38.00 per share, a 39% premium to the share price and 2024E EBITDA multiple used in the Houlihan analysis

2024 Expected EBITDA Multiple		Houlihan Lokey	Company's Prior comparables	Included in Alerian MLP Index
Tier 1				
ADAMS RESOURCES & ENERGY INC	AE	3.4x		
ARDMORE SHIPPING CORP	ASC	4.1x		
GENESIS ENERGY L.P.	GEL	10.7x	10.7x	10.7x
NAVIOS MARITIME PARTNERS LP	NMM	4.4x		
NGL ENERGY PARTNERS LP	NGL	7.0x	7.0x	7.0x
TSAKOS ENERGY NAVIGATION LTD	TEN	4.8x		
SUNOCO LP	SUN		10.3x	
DELEK LOGISTICS PARTNERS LP	DKL	9.2x		9.2x
MULLEN GROUP LTD	MTL CN	5.6x		
OIL STATES INTERNATIONAL INC	OIS	4.8x		
RANGER ENERGY SERVICES-CL A	RNGR	3.8x		
RPC INC	RES	4.7x		
SUBURBAN PROPANE PARTNERS LP	SPH	8.9x	8.9x	8.9x
WORLD KINECT CORP	WKC	6.0x		
Mean		**5.9x**	**9.1x**	**9.0x**
Median		**4.8x**	**9.9x**	**9.1x**

Source: Bloomberg Consensus forward EBITDA estimates, business close prices as of October 31, 2024

Financial Advisor Houlihan Lokey Provided a Deeply Flawed Analysis

Houlihan Lokey's list of comparable companies are not comparable

- Houlihan's list includes only four MLPs, which have pass through structures like MMLP and tend to trade at higher multiples as a result of their tax-advantaged structure

- Houlihan's list includes businesses very different than MMLP's with significantly more earnings volatility

  - Three international maritime crude, product and dry bulk shipping companies (Ardmore Shipping Corporation, Navios Maritime Partners and Tsakos Energy Navigation Limited)

  - Three Energy services companies that tend to have more earnings volatility than midstream companies such as MMLP (Oil States International, Ranger Energy Services, and RPC, Inc.)

	Corporate Structure	10 Yr Earnings Volatility
Martin Midstream	**MLP**	**15%**
Alerian MLP index (median)	**MLP**	**82%**
Houlihan Lokey Select Comparables		
ADAMS RESOURCES & ENERGY INC	C-Corp	71%
OIL STATES INTERNATIONAL INC	C-Corp	169%
RANGER ENERGY SERVICES-CL A	C-Corp	1056%
RPC INC	C-Corp	690%
WORLD KINECT CORP	C-Corp	57%
ARDMORE SHIPPING CORP	Marshall Islands Incorporation	433%
TSAKOS ENERGY NAVIGATION LTD	Bermuda incorporation	174%
MULLEN GROUP LTD	Canadian corporation	45%
NAVIOS MARITIME PARTNERS LP	Marshall Islands Limited Partnership	1017%
GENESIS ENERGY L.P.	MLP	125%
NGL ENERGY PARTNERS LP	MLP	1391%
DELEK LOGISTICS PARTNERS LP	MLP	38%
SUBURBAN PROPANE PARTNERS LP	MLP	14%
Mean		**406%**
Median		**169%**

Source: Bloomberg.
Note: Earnings Volatility defined as the standard deviation in year-over-year change in EBITDA through full year 2023. Ranger Energy Services and Hess Midstream in the Alerian MLP Index earnings include only the past 8 years available

Financial Advisor Houlihan Lokey Provided a Deeply Flawed Analysis

Conflicts Committee relied on flawed and biased analysis to justify the transaction with MRMC

- Houlihan Lokey selected a grossly inappropriate set of comparables, which tainted both of the core valuation analyses the Conflicts Committee relied on in making its recommendation of the Merger

    - EBITDA multiples analysis with conveniently low EBITDA multiples

    - Discounted Cashflow Analysis with high weighted average cost of capital and low terminal multiple assumptions

- Failed to use Unit Distributable Yield or Distributable Cash Flow as a valuation measure despite its importance to investors in MLPs.

- Calculated, in our view, an inflated 5.5x expected 2024 EBITDA multiple for the purchase price in the Merger as a point of comparison by ignoring the elevated nature of the Company's September 30, 2024 net debt balance.

- Excluded the value of assets not currently contributing to earnings

Source: Houlihan Lokey Project Augusta, Discussion Materials for the Conflicts Committee, October 3, 2024

Financial Advisor Houlihan Lokey Provided a Deeply Flawed Analysis

Houlihan Lokey's inappropriate comp set also tainted their Discounted Cashflow Analysis:

▪ Wells Fargo, financial advisor to MRMC, also conducted a Discounted Cash Flow Analysis utilizing the same projections, but different weighted average cost of capital and terminal multiple assumptions based on a (presumably different) undisclosed comparable set and arrived at a far higher valuation of $5.34 per unit, with a range of $3.81 to $7.30 per Common Unit compared to Houlihan Lokey's range of $1.56 to $4.49 per Common Unit

Houlihan Lokey failed to use Unit Distribution Yield or Distributable Cash Flow as a valuation measure:

▪ Unit Distribution Yield and Distributable Cash Flow are important metrics to MLP investors due to their pass-through structures, as the Company itself states

▪ Projections evaluated by Houlihan Lokey and provided by the Company show no growth in distributions in the projection period through 2028, despite the Company's leverage reaching below its historical target of 3.75x by 2025 and even a refinancing of the bonds in 2027.

▪ We believe this analysis was omitted entirely, as an appropriate valuation analysis on these metrics would have resulted in a fair value significantly above the Merger consideration.

Houlihan Lokey excluded the value of assets not currently contributing to earnings:

▪ 98 acres of owned and undeveloped land in and around Beaumont, TX that has strategic development potential

Source: Wells Fargo Project Augusta. Presentation to the Board of Directors of Martin Resources Management Corporation. October 3, 2024.

Merger Review was Deeply Flawed and Rife with Conflicts

- The Merger presents major conflicts of interest for MMLP, MRMC, and its ultimate controlling person, Ruben Martin, III, and requires the highest level of scrutiny to protect the interest of unaffiliated MMLP unitholders

- The Conflicts Committee, which evaluated whether the Merger was in the best interest of the unaffiliated MMLP unitholders and recommended the Merger, was not truly independent from MRMC and Ruben Martin, III and did not evaluate or even look for potential alternative transactions

- The Conflicts Committee did not run a full strategic review process or even look for potential alternative transactions to maximize value

- Transaction and negotiation of final terms do not serve the best interests of unaffiliated unitholders

Merger Review was Deeply Flawed and Rife with Conflicts

The Merger presents major conflicts of interest for MMLP, MRMC, and its ultimate controlling person, Ruben Martin, III

Due to the significant conflicts of interest, the transaction requires the highest level of scrutiny to protect the interest of unaffiliated MMLP unitholders

- MRMC with its subsidiaries wholly owns and controls MMLP's general partner, MMLP GP

- Further, MRMC is controlled by Ruben Martin, III, who serves as President, Chief Executive Officer, and Chairman of the Board of Directors of MRMC, and also serves as Chairman of MMLP GP

- Because MMLP does not have its own board of directors, members of the GP Board were hired to negotiate and approve a transaction across the table from MMLP GP's ultimate controlling equityholder, which is responsible for setting the compensation of the members of the GP board and deciding each year whether to allow them to continue to serve as directors

- MRMC and certain of its affiliates already own approximately 26% of the outstanding Common Units and can vote these shares to approve the merger

- With Ruben Martin, III and MRMC on both sides of the Merger, the terms of the Merger and the process that led to it should require the highest level of scrutiny to protect the interest of unaffiliated MMLP unitholders

Merger Review was Deeply Flawed and Rife with Conflicts

The members of the Conflicts Committee have longstanding relationships with Ruben Martin, III and his affiliates that undermine their purported "independence"

- The Conflicts Committee consists of three directors whom the GP Board has deemed to be "independent" under the terms of the Partnership Agreement, however, its members, Byron Kelley (Chairman), James M. Collingsworth and C. Scott Massey, have served with Ruben Martin, III on the General Partner's Board of Directors for approximately 12 years, 10 years and 22 years, respectively.

- As the control person of MRMC, which indirectly is the sole equityholder of MMLP GP, Ruben Martin, III essentially is responsible for each of those directors' compensation for service on, and continued appointment to, the GP Board.

  - In 2023 alone, MMLP reported compensation to each of those directors of $159,999 in cash and stock awards.

  - After Nut Tree and Caspian submitted a competing proposal, an additional compensation of a $25,000 retainer plus a monthly (or partial month) fee of $5,000 commencing as of May 24, 2024 was awarded to them for serving to evaluate the MRMC transaction



Byron Kelly
MMLP Tenure: 12 Years



Jim Collingsworth
MMLP Tenure: 10 Years



C. Scott Massey
MMLP Tenure: 22 Years

Source: Martin Midstream Investor Relation's Website, Information as of October 17, 2024.

Merger Review was Deeply Flawed and Rife with Conflicts

The GP Board and the Conflicts Committee ran a deficient process that did not adequately protect the interests of unaffiliated MMLP unitholders

- The Conflicts Committee was handcuffed from the very beginning of the process of evaluating MRMC's potential acquisition offer

- Ruben Martin, III and the GP Board determined not to give the Conflicts Committee authority to evaluate any other transaction that might be in the best interests of unaffiliated MMLP unitholders, and instead merely authorized the Conflicts Committee to make a recommendation to the full GP Board on only the transaction proposed by MRMC.

- In fact, according to the Company Proxy Statement, on January 23, 2024, the GP Board adopted resolutions authorizing the Conflicts Committee to consider only two options: "make such investigation of the Proposed Transaction and the alternative of maintaining the status quo."

- At the same time, MRMC publicly announced its unwillingness to sell its interests in MMLP and MMLP GP, in our view, to disincentivize potential buyers of the operating business from making competing offers.

Without the authorization to pursue, investigate and potentially negotiate alternative transactions, the Conflicts Committee lacked the ability to run a true strategic review process to determine and obtain maximum value for unaffiliated MMLP unitholders.

Conflicts Committee Failed in its Duty to Act in Best Interests of Unaffiliated MMLP Unitholders

Merger Review was Deeply Flawed and Rife with Conflicts

The GP Board and the Conflicts Committee ran a deficient process that did not adequately protect the interests of unaffiliated MMLP unitholders (Continued)

- After Nut Tree and Caspian made a competing offer to buy MMLP, and despite their repeated requests, the Conflicts Committee refused to meaningfully engage with Nut Tree and Caspian directly, offering only meetings with its financial advisor denying themselves the opportunity to hear additional perspectives on MMLP's intrinsic value

- Despite the manifest conflicts of interest involved in the Merger, the Conflicts Committee eventually recommended the Merger without conditioning the closing on a "Majority of the Minority Provision"

  - A "Majority of the Minority Provision" would be particularly important to protecting unaffiliated Unit Holders given that approximately 26% of the Common Units are owned or controlled by Ruben Martin, III and his affiliates

  - The proxy statement describes that subsequent to a one-on-one meeting between Ruben Martin, III and Byron Kelley, Chairman of the Conflicts Committee, on August 6, 2024, the Conflicts Committee not only withdrew its request for this important protection, but simultaneously agreed to a lower price compared to the Conflicts Committee's prior proposal

Through its actions, the Conflicts Committee has jeopardized the ability for unaffiliated MMLP unitholders to receive fair treatment and consideration for their ownership in MMLP and demonstrated concerning reasons to doubt their independence.

Conflicts Committee Failed in its Duty to Act in Best Interests of Unaffiliated MMLP Unitholders

Section IV:
There is No Financial Need for the Merger and MMLP Remaining Public Provides a Superior Alternative to Unitholders

MMLP Remaining Public Provides Superior Alternative for Unitholders

There is no financial need for the Company to complete the Merger at the current purchase price, and remaining outstanding as a publicly traded MLP is a path to superior value creation for MMLP unitholders

- The Company's significant projected Distributable Cash Flow can be used to pay distributions, reduce debt, or invest in growth capital expenditures, all of which will benefit current unitholders.

  - Cumulative Distributable Cash Flow just from Q4 2024 through the projection period of 2028 amounts to $4.87 per Common Unit, a 21% premium to the purchase price even excluding any future value past 2028

- The Company is expected to complete its DSM Semichem LLC joint venture capital investment project in Q4 2024, having spent $26 million out of the total expected cost of $27 million already.

  - The earnings from the joint venture (previously estimated to be $6.3 million annually) are expected to begin in Q4 2024 and to grow in 2025.

Section V:
Conclusion

This Merger is a **Bad** Deal for MMLP Unitholders

The Proposed Merger at $4.02 per Common Unit Materially Undervalues MMLP

- Multiple of 2024 EBITDA analysis suggests a value range of $7.00 to $23.55 per Common Unit, or 74%-486% higher than MRMC's offer price

- Distributable Cash Flow and Unit Distributions Yield analyses suggest a value range of $6.90 to $11.55 per Common Unit, or 72%-187% higher than MRMC's offer price

- Other assets not currently contributing to earnings that may have significant value were not considered in the valuation

The Process was Deeply Flawed and Rife with Conflicts

- The Merger presents major conflicts of interest for MMLP, MRMC, and its ultimate controlling person, Ruben Martin, III

- The Conflicts Committee was not sufficiently independent and did not evaluate or even look for potential alternative transactions

- The Conflicts Committee's advisor, Houlihan Lokey, provided flawed analysis

- Transaction and negotiation of final terms do not serve the best interests of unaffiliated unitholders

> **Remaining outstanding as a publicly traded MLP is a path to superior value creation for MMLP unitholders**

Source: Bloomberg Consensus forward EBITDA estimates, business close prices as of October 31, 2024

Section VI:
Appendix

MRMC Description

Martin Resource Management Corporation is engaged in the following principal business activities:

- Distributing asphalt, marine fuel and other liquids

- Providing marine bunkering and other shore-based marine services in Texas, Louisiana, Mississippi, Alabama, and Florida

- Operating a crude oil gathering business in Stephens, Arkansas

- Providing crude oil gathering, refining, and marketing services of base oils, asphalt, and distillate products in Smackover, Arkansas

- Providing crude oil marketing and transportation from the wellhead to the end market

- Operating an environmental consulting company

- Operating a butane optimization business

- Operating, solely for our account, the asphalt facilities owned by us in Hondo, South Houston and Port Neches, Texas, and Omaha, Nebraska.

Source: MMLP's Annual Report on Form 10-K for the Year ended December 31, 2023..

Ruben Martin, III Has a History of Attempting Unfair Processes

Court Opinion of Judge Jack Carter in the case of Martin v. Martin on 03-20-2012

- Historically, MRMC was jointly managed for over twenty years by Ruben S. Martin, III, and Scott D. Martin, sons of the founders (who owned or controlled all of the voting shares and both of whom were on the five-member board of directors) in an informal, collaborative relationship.

- An internecine power struggle over the control of MRMC arose between Ruben and Scott. Ruben contended that Scott was trying to take control of the company, while Scott took the position that it was Ruben's goal to "freeze" Scott out from corporate management. Beginning in 2006, the brothers' relationship began to deteriorate regarding the general direction of the company, and their collegial relationship was finally fractured in 2007 when Ruben decided that MRMC should seek to acquire a refinery, while Scott opposed the move.

- On January 18, 2008, a board meeting was held with less than a day's notice. At the meeting, which Scott did not attend, the board of MRMC issued shares and a number of employees exercised stock options. Scott contends these actions would have given Ruben effective control of 50.02 percent of the shares of MRMC. The share issuance was rescinded six days later after Scott threatened litigation. [1]

Source: 1. Opinion of Judge Jack Carter in the case of Martin v. Martin on 03-20-2012in the 188th Judicial District Court Gregg County, Texas Trial Court No. 2008-1436-A.
2. Choate v. Wilmington Trust, N.A., Docket No. 1:17-cv-00482 (D. Del. Apr 28, 2017), Court Docket 1